Afya Limited Announces Share Repurchase Program

October 27, 2021 – Afya Limited, or Afya (Nasdaq: AFYA), today announced that, after the completion of its first share repurchase program on October 21, 2021 that resulted in the purchase of 1,015,844 Class A common shares, its Board of Directors has approved a new share repurchase program. Under the share repurchase program, Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on October 28, 2021 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

The share repurchases may be made from time to time through open market transactions and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. The share repurchase program will take place in accordance with the conditions established by the Board of Directors on October 27, 2021. Afya intends to repurchase the shares for use in its stock option program, consideration in futures business combinations transactions and general corporate purposes.

Afya’s Board of Directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. Afya expects to utilize its existing funds to fund repurchases made under this program.

The Board of Directors of Afya also authorized management to appoint BofA Securities, Inc. as its agent to purchase the shares on its behalf in the open market. It is Afya’s intention that such purchases benefit from the safe harbor provided by Rule 10b-18 (“Rule 10b-18”) promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended. Accordingly, Afya shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases under the program.

About Afya:

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br